Q4 & FY 2020 Results Review February 3rd, 2021 Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward- looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, and level of demand of our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully and timely implement the planned spin-off of the Company’s On-Highway business; and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2019, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2019, prepared in accordance with EU-IFRS, as well as in the CNH Industrial N.V. Quarterly Reports for the three months ended March 31, 2020 (prepared respectively in accordance with U.S. GAAP and EU-IFRS). Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. The impact of COVID-19 has already exacerbated and is expected to further exacerbate all, or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above

FY 2020 | A Year of Firsts Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated. Facing the Pandemic: prioritized the health and safety of our workforce, while supporting our dealers, customers and suppliers Net cash positive: year-end Industrial Activities net financial position of $0.8bn Embraced new ways of working, continued to invest in product innovation, positioning the company for strong, profitable growth

TRACTORS COMBINES NA EU SA RoW WW October November December 0-140 HP 27% 7% 29% 30% 27% 14% 43% 31% 140+ HP 17% (1%) 22% 22% Flat 8% 16% 14% (1%) COMPACT AND SERVICE Eq. NA EU SA RoW WW October November December 16% (1%) (13%) 31% 17% 15% 22% 16% General Construction | Road building and site preparation General CE (2%) (9%) 9% 37% 24% 25% 30% 17% R&S (9%) (13%) (15%) 18% 4% (2%) 8% 6% TRUCKS > 3.5t BUSES - (4%) (35%) 3% (8%) (11%) (9%) (6%) NA EU SA RoW WW October November December LCV - 9% (2%) 3% 7% 7% 8% 6% M&H - Flat Flat (18%) (8%) (15%) (8%) Flat Q4 20 vs. Q4 19 | Industry Unit Performances Worldwide Industry (Monthly Performances)

Q4 2020 | WW Company Unit Statistics (Retail | Wholesale | Production)

5


TRACTORS
10%
16%
23%
Q419
Q420


COMBINES
29%
17%
46%
Q419
Q420

- FY 2020 WW Tractors and Combines underproduction vs. retail at 13% and 19%, respectively
  - NA row crop underproduction vs. retail at 17% in FY 2020


COMPACT AND SERVICE EQ.
7%
(2%)
(3%)
Q419
Q420


GENERAL CONSTRUCTION
1%
18%
22%
Q419
Q420


ROAD BUILDING &SITE PREP.
9%
(3%)
(20%)
Q419
Q420

- FY 2020 WW total CE underproduction vs. retail at 28%
  - NA total CE underproduction vs. retail at 36% in FY 2020


LIGHT DUTY TRUCKS
1%
11%
36%
Q419
Q420


MEDIUM & HEAVY
11%
15%
43%
Q419
Q420

- FY 2020 WW Trucks underproduction vs. retail at 8%
  - EU LCV underproduction vs. retail at 6% in FY 2020
  - EU M&H underproduction vs. retail at 7% in FY 2020

Note: % changes vs. Q4 2019

■ RETAIL ■ DELIVERIES ■ PRODUCTION

CNH INDUSTRIAL
Q4 & FY 2020 Results Review
February 3rd, 2021

Q4 2020 | Worldwide Channel Inventory Statistics (units)

6


TRACTORS
Channel Inventory
(31%)
Q419
Q420


COMBINES
Channel Inventory
(40%)
Q419
Q420

WW Tractors Company and Dealer inventories down 49% and 19% respectively vs. last year

WW Combines Company and Dealer inventories down 61% and 28% respectively vs. last year

- NA row crop channel inventory down 30% vs. Q4 2019 (company inventory down 23%)


COMPACT AND SERVICE EQ.
Channel Inventory
(49%)
Q419
Q420


GENERAL CONSTRUCTION
Channel Inventory
(32%)
Q419
Q420


ROAD BUILDING &SITE PREP.
Channel Inventory
(37%)
Q419
Q420

Worldwide total CE Company and Dealer inventories down 52% and 40% respectively vs. last year

- NA total CE channel inventory down 53% vs. Q4 2019 (dealer inventory down 48%)


LIGHT DUTY TRUCKS
Channel Inventory
(16%)
Q419
Q420


MEDIUM & HEAVY
Channel Inventory
(26%)
Q419
Q420

WW Trucks Company and Dealer inventories down 23% and 18% respectively vs. last year

- EU Trucks channel inventory down 15% vs. last year (LCV down 15% and M&H down 16% vs. Q4 2019)

Note: % changes vs. previous year ■ COMPANY ■ DEALER

Note: Channel inventory means: Company + Dealer inventory

CNH INDUSTRIAL Q4 & FY 2020 Results Review February 3rd, 2021

Q4 & FY 2020 | Financial Highlights

7

Metric	Q4 2020	FY 2020	Commentary
Industrial Activities Net Sales	$8.0bn ⇧	$24.3bn ⇩	Q4 Net Sales up 12%, higher volumes and price realization, mainly in AG and C&SV FY Net Sales down 7%, adverse COVID-19 impact in H1 and actions to lower inventory levels, only partially offset by higher sales in H2 2020
Industrial Activities Adj. EBIT (1)	$520mn ⬆	$552mn ⬇	Q4 Adj. EBIT increased $219mn, driven by strong performance across segments FY Adj. EBIT down 60% vs. previous year, impacted by industry demand disruption, negative absorption due to destocking actions and plant shutdowns in H1, partially offset by cost containment measures
Industrial Activities FCF (1)	$2.4bn ⬆	$1.9bn ⬆	Q4 FCF at $2.4bn with working capital reduced by $2.0bn Industrial activities net cash position at $0.8bn as of December 31, 2020
Adj. Diluted EPS (1)	$ 0.30 ⬆	$0.28 ⬇	Q4 Adjusted net income of $432mn (or adjusted diluted earnings per share of $0.30), an increase of $153mn or $0.10 per share from 2019 FY Adjusted net income of $437 million (or adjusted diluted earnings per share of $0.28)
Available Liquidity (1)	$15.9bn ⇧		Available Liquidity at $15.9bn (liquidity on LTM revenues ratio at 61%) Available liquidity covers capital markets / bank maturities through 2025 and beyond

(1) Non-GAAP measures (definition and reconciliation in appendix)

Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated.

CNH INDUSTRIAL
Q4 & FY 2020 Results Review
February 3rd, 2021

Q4 2020 | Industrial Activities Net Sales (1) Note: Net Sales: Excluding Other Activities, Unallocated Items and Adjustment & Eliminations (*) Note: @CC means at constant currency NA EU SA RoW TRACTORS COMBINES OTHERS NA EU SA RoW NA EU SA RoW N.M. NA EU SA RoW C&S (*) Gen. CE (*) R&S (*) TRUCKS BUSES S. VEHICLES ENGINES TRANSM. AXLES AG CE C&SV PT > (15%) vs. Q4 19 < (15%) vs. Q4 19 IA Segments | Net Sales by Region & Product (as reported) NA (North America) EU (Europe) SA (South America) RoW (Rest of World) EUR 47% USD 24% BRL 8% CAD 3% GBP 1% AUD 3% OTHER 14% > 15% vs. Q4 19 ($mn) < 15% vs. Q4 19 7,183 560 60 214 141 (154) 8,004 31 8,035 Q4 2019 AG CE C&SV PT ELIM & OTHER Q4 2020 @ CC (*) FX TRANSLATION Q4 2020 CHANGE IN NET SALES AT CONSTANT CURRENCY 821 11.4% BY REGION BY CURRENCY

Q4 2020 | IA Adj. EBIT walk by Segment & driver Non-GAAP measures (definition and reconciliation in appendix) (*) PT Pricing net within Volume & Mix 301 167 129 3 11 (5) (22) (64) 520 Adj. EBIT VOL & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT 2019 2020 4.2% 6.5% INDUSTRIAL ACTIVITIES CHANGE IN ADJUSTED EBIT 219 ($mn) Q4 IA - Adj. EBIT walk by driver                     Agriculture 236 105 90 90 (20) 12 (17) (27) 379 Construction 3 3 9 9 (10) 4 2 (1) 10 Commercial & Specialty Vehicles 3 44 30 30 39 - (1) (5) 110 Powertrain (*) 84 15 (*) (6) (5) 11 11 110 Eliminations & Other (25) (64) (89) Total Industrial Activities 301 520

(*) Including unconsolidated JVs Managed Portfolio (*) & Retail Originations (*) Q4 ’20 retail originations at $2.9bn, up $0.3bn compared to Q4 2019 Managed portfolio* at $26.6bn, flat compared to December 31, 2019 (down $0.4bn on a constant currency basis) $26.6bn $26.6bn December 31, 2019 December 31, 2020 Retail Wholesale Operating Lease Delinquencies on Book (>30 Days) (**) RoA defined as: EBIT / average managed assets annualized Net Income ($mn) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2017 2018 2019 2020 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2017 2018 2019 2020 Profitability Ratios Gross Margin / Average Assets on Book ROA (**) Q4 2020 Net income was down $33mn compared to Q4 2019, primarily attributable to higher risk costs due to the expectation of deteriorating credit conditions and a lower average portfolio in North America, partially offset by improved performances on used equipment sales 3.5% 3.3% 3.3% 3.0% 1.1% 1.8% 1.7% 1.8% 3.3% 3.1% 2.5% 2.1% Q4 2020 | Financial Services

Q4 2020 | Net Industrial (Debt) / Cash and Free Cash Flow (*) Non-GAAP measures (reconciliation in appendix) (1) Including other cash flow items related to operating lease and buy-back activities. (2) Excluding assets sold under buy-back commitments and assets under operating leases. (3) Including share buy-back transactions ($bn) (1,544) 775 (35) 1,964 (60) (253) (26) (4) (31) 786 Sep 30, 2020 IA | ADJ EBITDA CASH INTEREST AND TAXES CHANGE IN WORKING CAPITAL CHANGE IN PROVISIONS & OTHERS (1) PP&E CAPEX (2) OTHER CHANGES DIVIDENDS & EQUITY CHANGES (3) FX & OTHER Dec 31, 2020 Free cash flow of Industrial Activities 2,365 ($mn) Change in Working Capital Cash inflow Cash outflow TRADE RECEIVABLES INVENTORIES TRADE PAYABLES OTHER CHG IN WORKING CAPITAL 2.0 Q4 2020 Q4 2019 Q4 | Net (Debt) / Cash and Free Cash Flow Industrial Activities (1) Net (Debt) / Cash IA Free Cash Flow IA 786 2.4

Q4 2020 | Available Liquidity and Debt Maturity Schedule

12


AVAILABLE LIQUIDITY
($bn)
DEBT MATURITY SCHEDULE (1)
($14.1BN)
8.7
8.9
9.3
8.8
9.4
8.9
11.3
15.9
3.9
2.3
2.0
1.7
1.1
3.2
Dec-end '13
Dec-end '14
Dec-end '15
Dec-end '16
Dec-end '17
Dec-end '18
Dec-end '19
Dec-end '20
2021
2022
2023
2024
2025
Beyond
Cash
Undrawn M/T unsecured Committed Lines
Capital Market
Bank Debt
Other

- In October, CNH Industrial Capital LLC issued $500mn in aggregate principal amount of 1.875% Notes due 2026
- In December CNH Industrial Finance Europe SA issued €750mn in aggregate principal amount of 0.000% Notes due 2024

- Liquidity to LTM revenue ratio at **61%**
- Industrial Activities Gross debt (*) to Adj. Ind. EBITDA at **4.97x** vs. 2.22x last year
- Industrial Activities Net debt / (cash) (*) to Adj. Ind. EBITDA at **(0.54)x** vs. 0.36x last year

- Available liquidity covers more than capital markets / bank maturities
- In December the company prepaid £600mn commercial paper issued in April 2020 through the joint HM Treasury and Bank of England's CCFF maturing in 2021. The Company also prepaid €300mn in term-loans maturing in 2021 and 2022
- Next 12 months main capital market maturities of $500mn (April 2021), €367mn (September 2021) and $400mn (October 2021)

Available Liquidity at $15.9bn as a result of a focused funding activity and strong cash flow performance

[1] Represents cash portion of debt maturities as of December 31st, 2020
[2] Of which $0.8bn Restricted Cash

(*) Industrial Gross Debt represents third party debt only. Net Industrial Debt includes net intersegment debt, and is offset by cash and cash equivalents, restricted cash and derivative hedging debt and other current financial assets

CNH INDUSTRIAL
Q4 & FY 2020 Results Review
February 3rd, 2021

FY 2020 Final Remarks

Q4 2020 | Organic Growth – AG - Digitalization & Precision Farming Continued successful roll out and expansion of end-to-end solutions driving customer satisfaction and product competitiveness Recent Releases Next Releases 23 24 Recent Releases Next Releases 11 18 Recent Releases Next Releases 12 16 In-Field Process Productivity (Yield/Cost) FIELD FLEET Operational Asset Productivity FARM Agronomic & Operational Productivity AFTERMARKET: Accelerating innovation Recent Achievements Next Releases 6 3 Complexity Reduction Machine Operator, Farm Manager, Dealer Service Team FIELD FLEET FARM Connected Dealer Connected Customer Connected Machines Margin Improvement

Q4 2020 | Iveco and Nikola quarterly update NIKOLA TRE US BEV Prototypes continued to be tested on test tracks. In the coming months, as planned, we proceed in expanding validation work. Schedule has been confirmed, with starting of production at the end of 2021

Sustainability | Our recognitions in 2020 With a score of 89/100, CNH Industrial is confirmed as the Industry Leader (*) in the Dow Jones Sustainability World and Europe Indices for the 10th consecutive year CNH Industrial included in the prestigious CDP Climate Change A-List and scored an A- in the CDP Water Security DOW JONES SUSTAINABILITY INDEX CDP CLIMATE CHANGE (*) Industry: Machinery and Electrical Equipment

FY 2021E Preliminary Guidance

FY 2021E Preliminary Guidance | CEO – 2021 Overview Strengthening industries, rebounding economies and solid AG demand offer opportunity Disruptions from COVID, material cost increases: headwinds, hard work to be done On-Highway spin-off execution on track Lean inventory profile: production keeps pace with demand Robust cash position funds greater R&D, CAPEX, strategic inorganic growth

FY 2021E Preliminary Guidance | Industry Outlook (*) NOTE: Total Industry Volume FY 2021E vs. FY 2020 reflecting aggregate for key markets where Company competes. Construction Equipment old segmentation TIV outlook in Appendix (*) Regional split definition in Appendix TRACTORS COMBINES NA EU SA RoW WW 0-140 HP Flat Flat – 5% Flat – 5% Flat – 5% Flat – 5% 140+ HP 10%+ 10%+ 5% - 10% Flat Flat – 5% 5% TRUCKS > 3.5t BUSES - Flat 15% 5% - 10% 5% - 10% NA EU SA RoW WW LCV - 10% 20% Flat 5% - 10% M&H - 20% - 25% 15% 10% 15% - 20% Light Heavy NA EU SA RoW WW 5% Flat 15% - 20% Flat – 5% Flat – 5% Flat 5% – 10% 10% 5% 5%

FY 2021E Preliminary Guidance | WW Company’s production level TRACTORS COMBINES Light Heavy WW production expected up double-digit for both Tractors and Combines for FY 2021E vs. FY 2020 Majority of the production increase in H1 2021E vs. H1 2020 Low single-digit overproduction vs. retail in FY 2021E WW production expected up double-digit for FY 2021E vs. FY 2020 Majority of the increase in production in H1 2021E vs. H1 2020 Low single-digit overproduction vs. retail in FY 2021E WW production expected up double-digit for both Light duty trucks and Medium & Heavy trucks for FY 2021E vs. FY 2020 Majority of the increase in production in H1 2021E vs. H1 2020 Low single-digit overproduction vs. retail in FY 2021E Light DUTY M&H DUTY Retail Production Retail Production Retail Production

FY 2021E Preliminary Guidance | FY 2021E Financials (*) Net Sales outlook reflecting €/$ at 1.20 This guidance assumes no further significant disruptions due to lockdown policies in main jurisdictions Net Sales of Industrial Activities (*) (including currency-translation effects) Free Cash Flow of Industrial Activities DIVIDENDS The BoD of CNHI intends to recommend to the Company’s shareholders an annual cash dividend of €0.11 per common share, totaling ~ €150mn (~$180mn). Subject to the approval of shareholders at the AGM (expected on April 15, 2021), the ex-dividend date would be set at April 19, 2021 Up between 8% and 12% Positive between $0.4bn / $0.8bn R&D Industrial Activities ~ 4.5% of Net Sales Capex Industrial Activities > 2.5% of Net Sales SG&A Industrial Activities ≤ 7.5% of Net Sales

FY 2021E Preliminary Guidance | CEO – Takeaway messages Customer centricity: Focus on farmer/worker/driver Accelerating innovation: Digital, alternative fuels, sustainability Driving Gross Margin improvement through World Class Enterprise Uncompromising focus on Safety and Ethics Continue to deliver strong cash flow, quality earnings

Appendix

Q4 & FY 2020 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency Q4 2020   Q4 2019   Δ   FY 2020   FY 2019   Δ   U.S. GAAP                         Revenues ($bn) 8,501   7,695   10.5% 26,032   28,079   (7.3%) Net Sales | Industrial Activities ($bn) 8,035 7,183 11.9% 24,285 26,149 (7.1%) Net Income ($mn) 187   120   55.8% (438)   1,454   n.m. Diluted EPS ($) 0.12 0.08 50.0% (0.36) 1.05   n.m.     Non – GAAP (1)   Net Sales | Industrial Activities @CC ($bn) 8,004 7,183 11.4% 24,702 26,149 (5.5%) Adjusted EBIT | Industrial Activities ($mn) 520   301   72.8% 552   1,390   (60.3%) Adjusted EBIT Margin | Industrial Activities (%) 6.5% 4.2% 230 bps 2.3% 5.3% (300) bps Adjusted Effective Tax Rate 14% 9% (500) bps 27% 22%   (500) bps Adjusted Net Income ($mn) 432 279 54.8% 437 1,178 (62.9%) Adjusted Diluted EPS ($) 0.30   0.20   50.0% 0.28   0.84   (66.7%) Free Cash Flow | Industrial Activities ($bn) 2,365 1,711 38.2% 1,926 21 n.m.                           Dec 31,2020   Sep 30,2020   Δ   Dec 31,2020   Dec 31, 2019   Δ   Net Industrial (Debt) / Cash ($bn) 0.8   (1.5)   2.3 0.8   (0.9)   1.7   Available Liquidity ($bn) 15.9 13.2   2.7 15.9 11.3   4.6

Industrial Activities | Q4 2020 Net Sales Split Note: Numbers may not add due to rounding (*) C&S: Compact and Service; General CE: General Construction; R&S : Road building and site preparation Agriculture Q4 2020 | Split Chg. vs. Q4 ’19 Construction Q4 2020 | Split Chg. vs. Q4 ’19 By region: By region: NA 33% 3% NA 48% (0%) EU 36% 30% EU 19% 15% SA 15% 5% SA 13% 11% RoW 16% 39% RoW 20% 13% By product: By product: TRACTORS 61% 22.4% C&S (*) 49% 4.3% COMBINES 20% 17.3% General CE (*) 44% 13.9% OTHERS 19% 2.3% R&S (*) 7% (16.4%) Commercial & Specialty Vehicles Q4 2020 | Split Chg. vs. Q4 ’19 Powertrain Q4 2020 | Split Chg. vs. Q4 ’19 By region: By region: NA n.m. n.m. NA 3% 40% EU 82% 10% EU 69% 13% SA 6% 21% SA 5% 55% RoW 11% 2% RoW 23% 32% By product: By product: TRUCKS 67% 7.4% ENGINES 90% 17.4% BUSES 22% 12.4% TRANSM. 1% 54.5% OTHERS 11% 21.1% AXLES 9% 53.1%

Q4 2020 | Financials by Segment

26

REVENUES	Q4 2020	Q4 2019	% Chg	% Chg. @cc
Agriculture	3,425	2,928	17.0%	19.1%
Construction	752	707	6.4%	8.4%
Commercial & Specialty Vehicles	3,290	2,996	9.8%	7.1%
Powertrain	1,204	1,008	19.4%	14.0%
Eliminations & Other	(636)	(456)		
Total Industrial Activities	8,035	7,183	11.9%	11.4%
Financial Services	485	531	(8.7%)	(7.0%)
Eliminations & Other	(19)	(19)		
Total	8,501	7,695	10.5%	10.2%

Gross Profit	Q4 2020	$ Chg.	Margin	p.p. Chg.
Agriculture	718	142	21.0%	1.3 p.p.
Construction	84	1	11.2%	(0.5) p.p.
Commercial & Specialty Vehicles	415	127	12.6%	3.0 p.p.
Powertrain	190	24	15.8%	(0.7) p.p.
Eliminations & Other	8	(7)		
Total Industrial Activities	1,415	287	17.6%	1.9 p.p.
Financial Services	147	(25)	30.3%	(2.1) p.p.
Eliminations & Other				
Total	1,562	262	18.4%	1.5 p.p.

Adj. EBIT (1)	Q4 2020	$ Chg.	% Chg.	Margin	bps Chg.
Agriculture	379	143	60.6%	11.1%	300
Construction	10	7	233.3%	1.3%	90
Commercial & Specialty Vehicles	110	107	3,566.7%	3.3%	320
Powertrain	110	26	31.0%	9.1%	80
Eliminations & Other	(89)	(64)			
Total Industrial Activities	520	219	72.8%	6.5%	230
Financial Services	71	(47)	(39.8%)	14.6%	(760)
Eliminations & Other	-	-			
Total	591	172	41.1%	7.0%	160

D&A	Q4 2020	Q4 2019	% Chg
Agriculture	61	68	(10.3%)
Construction	12	13	(7.7%)
Commercial & Specialty Vehicles	150	127	18.1%
Powertrain	32	32	-
Eliminations & Other	-	-	
Total Industrial Activities	255	240	6.3%

(1) Non-GAAP measures (definition and reconciliation in appendix)

CNH INDUSTRIAL
Q4 & FY 2020 Results Review
February 3rd, 2021

AG | Financial Results Note: at CC means at constant currency Adj. EBIT walk 236 105 90 (20) 12 (17) (27) 379 Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT Q4 2019 Q4 2020 8.1% 11.1% Q4 < (15%) vs. Q4 19 > (15%) vs. Q4 19 < 15% vs. Q4 19 > 15% vs. Q4 19 Higher volumes across regions, positive price realization and continued cost containment actions in SG&A Negative production cost (mainly related to freight), increased R&D investments and negative FX impacts D&A at $61mn vs.$68mn last year ($mn) NA EU SA RoW Q4 ’20 Change vs. prior year Net Sales 2020 2019 Δ Δ At CC 3,425 2,928 17.0% 19.1% Q4 TRACTORS COMBINES OTHERS Q4 ’20 Change vs. prior year

CE | Financial Results (*) C&S: Compact and Service Equipment; General CE: General Construction; R&S : Road building and site preparation Note: at CC means at constant currency Adj. EBIT walk 3 3 9 (10) 4 2 (1) 10 Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT Q4 2019 Q4 2020 0.4% 1.3% Higher volume and mix, positive price realization and cost containment actions Negative production cost due to continued product improvement D&A at $12mn vs. $13mn last year Q4 < (15%) vs. Q4 19 > (15%) vs. Q4 19 < 15% vs. Q4 19 > 15% vs. Q4 19 ($mn) NA EU SA RoW Q4 ’20 Change vs. prior year Net Sales 2020 2019 Δ Δ At CC 752 707 6.4% 8.4% Q4 C&S (*) General CE (*) R&S (*) Q4 ’20 Change vs. prior year

C&SV | Financial Results Note: at CC means at constant currency Adj. EBIT walk 3 44 30 39 - (1) (5) 110 Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT Q4 2019 Q4 2020 0.1% 3.3% Q4 Higher volumes and favorable mix in EU and SA, and positive price realization Positive production cost due to higher volumes and re-measurement of certain provision in Q4 2019 D&A at $150mn vs.$127mn last year < (15%) vs. Q4 19 > (15%) vs. Q4 19 < 15% vs. Q4 19 > 15% vs. Q4 19 ($mn) ($mn) NA EU SA RoW N.M. Q4 ’20 Change vs. prior year Net Sales 2020 2019 Δ Δ At CC 3,290 2,996 9.8% 7.1% Q4 TRUCKS BUSES SPECIALTY VEHICLES Q4 ’20 Change vs. prior year

PT | Financial Results Note: at CC means at constant currency Adj. EBIT walk 84 15 (6) (5) 11 11 110 Adj. EBIT VOLUME & MIX | PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT Q4 2019 Q4 2020 8.3% 9.1% Favorable volume and mix and reduced spending for regulatory programs Higher product cost D&A at $32mn vs.$32mn last year Q4 < (15%) vs. Q4 19 > (15%) vs. Q4 19 < 15% vs. Q4 19 > 15% vs. Q4 19 (*) ($mn) NA EU SA RoW Q4 ’20 Change vs. prior year Net Sales Q4 (*) 3rd Party sales at 50% in Q4 20 vs. 57% in Q4 19 ENGINES TRANSM. AXLES Q4 ’20 Change vs. prior year 2020 2019 Δ Δ At CC 1,204 1,008 19.4% 14.0%

Industrial Activities | FY 2020 Net Sales Split Note: Numbers may not add due to rounding (*) C&S: Compact and Service; General CE: General Construction; R&S : Road building and site preparation Agriculture FY 2020 | Split Chg. vs. FY '19 Construction FY 2020 | Split Chg. vs. FY '19 By region: By region: NA 35% (4%) NA 44% (31%) EU 35% (1%) EU 19% (15%) SA 14% (8%) SA 15% (7%) RoW 16% 17% RoW 22% (12%) By product: By product: TRACTORS 58% (1.4%) C&S (*) 48% (22.3%) COMBINES 21% 2.7% General CE (*) 43% (21.6%) OTHERS 21% (0.2%) R&S (*) 9% (18.2%) Commercial & Specialty Vehicles FY 2020 | Split Chg. vs. FY '19 Powertrain FY 2020 | Split Chg. vs. FY '19 By region: By region: NA n.m. n.m. NA 3% (6%) EU 81% (10%) EU 67% (19%) SA 6% (5%) SA 5% (23%) RoW 12% (12%) RoW 25% 18% By product: By product: TRUCKS 73% (11.7%) ENGINES 91% (12.4%) BUSES 20% (2.3%) TRANSM. 1% (27.4%) OTHERS 7% (8.7%) AXLES 8% (10.8%)

FY 2020 | Financials by Segment

32

REVENUES	FY 2020	FY 2019	% Chg	% Chg. @cc
Agriculture	10,923	10,959	(0.3%)	2.6%
Construction	2,170	2,768	(21.6%)	(18.8%)
Commercial & Specialty Vehicles	9,421	10,439	(9.8%)	(9.4%)
Powertrain	3,629	4,117	(11.9%)	(12.6%)
Eliminations & Other	(1,858)	(2,134)		
Total Industrial Activities	24,285	26,149	(7.1%)	(5.5)%
Financial Services	1,823	2,011	(9.3%)	(6.5%)
Eliminations & Other	(76)	(81)		
Total	26,032	28,079	(7.3%)	(5.6)%

Gross Profit	FY 2020	$ Chg.	Margin	p.p. Chg.
Agriculture	2,087	(196)	19.1%	(1.7) p.p.
Construction	81	(269)	3.7%	(8.9) p.p.
Commercial & Specialty Vehicles	835	(387)	8.9%	(2.8) p.p.
Powertrain	480	(167)	13.2%	(2.5) p.p.
Eliminations & Other	12	15		
Total Industrial Activities	3,495	(1,004)	14.4%	(2.8) p.p.
Financial Services	615	(71)	33.7%	(0.4) p.p.
Eliminations & Other				
Total	4,110	(1,075)	15.8%	(2.7) p.p.

Adj. EBIT (1)	FY 2020	$ Chg.	% Chg.	Margin	bps Chg.
Agriculture	880	(17)	(1.9%)	8.1%	(10)
Construction	(184)	(235)	(460.8%)	(8.5%)	(1,030)
Commercial & Specialty Vehicles	(109)	(333)	(148.7%)	(1.2%)	(330)
Powertrain	233	(130)	(35.8%)	6.4%	(240)
Eliminations & Other	(268)	(123)			
Total Industrial Activities	552	(838)	(60.3%)	2.3%	(300)
Financial Services	334	(156)	(31.8%)	18.3%	(610)
Eliminations & Other	-	-			
Total	886	(994)	(52.9%)	3.4%	(330)

D&A	FY 2020	FY 2019	% Chg
Agriculture	250	281	(11.0%)
Construction	46	55	(16.4%)
Commercial & Specialty Vehicles	493	505	(2.4%)
Powertrain	120	124	(3.2%)
Eliminations & Other	2	2	
Total Industrial Activities	911	967	(5.8%)

(1) Non-GAAP measures (definition and reconciliation in appendix)

CNH INDUSTRIAL
Q4 & FY 2020 Results Review
February 3rd, 2021

FY 2020 | Industrial Activities Net Sales (1) Note: Net Sales: Excluding Other Activities, Unallocated Items and Adjustment & Eliminations (*) Note: @CC means at constant currency NA EU SA RoW TRACTORS COMBINES OTHERS NA EU SA RoW NA EU SA RoW N.M. NA EU SA RoW C&S (*) Gen. CE (*) R&S (*) TRUCKS BUSES S. VEHICLES ENGINES TRANSM. AXLES AG CE C&SV PT > (15%) vs. FY 19 < (15%) vs. FY 19 IA Segments | Net Sales by Region & Product (as reported) > 15% vs. FY 19 ($mn) 26,149 286 (520) (981) (520) 288 24,702 (417) 24,285 FY 2019 AG CE C&SV PT ELIM & OTHER FY 2020 @ CC (*) FX TRANSLATION FY 2020 CHANGE IN NET SALES AT CONSTANT CURRENCY (1,447) (5.5%) BY SEGMENT AG CE C&SV PT EUR 46% USD 26% BRL 7% CAD 3% GBP 1% AUD 3% OTHER 14% BY CURRENCY < 15% vs. FY 19

FY 2020 | IA Adj. EBIT walk by Segment & driver Non-GAAP measures (definition and reconciliation in appendix) (*) PT Pricing net within Volume & Mix 1,390 (754) 128 (120) 170 99 (238) (123) 552 Adj. EBIT VOL & MIX PRICING NET (*) PROD COST SG&A R&D FX | OTHER UNALLOCATED ITEMS ELIM & OTHERS Adj. EBIT 2019 2020 5.3% 2.3% INDUSTRIAL ACTIVITIES CHANGE IN ADJUSTED EBIT (838) ($mn) FY IA - Adj. EBIT walk by driver                 Agricultural 897 (126) 183 (78) 97 41 (134) 880 Construction 51 (120) (104) (32) 21 9 (9) (184) Commercial & Specialty Vehicles 224 (327) 49 (21) 43 21 (98) (109) Powertrain 363 (181)* 11 9 28 3 233 Eliminations & Other (145) (123) (268) Total Industrial Activities 1,390 552

Q4 & FY 2020 | Organic Investment in Future Growth (1) Excluding assets sold under buy-back commitments and assets under operating leases Capex at $253mn down 18% vs. Q4 2019 Capex at 3.1% of net sales in Q4 2020 CAPEX (1) ($mn) R&D at $289mn up 5% vs. Q4 2019 R&D at 3.6% of net sales in Q4 2020 R&D (1) 310 253 2019 2020 Q4 275 289 2019 2020 Q4 633 481 2019 2020 FY 1,030 932 2019 2020 FY Total spending (Capex + R&D) in new products was $304mn, up 3% vs. Q4 ‘19 Digitalization; Electrification; Autonomous & Telematics Regulatory Other New Products

FY 2021E | Preliminary Industry Outlook (*) NOTE: Total Industry Volume FY 2021E vs. FY 2020 reflecting aggregate for key markets where Company competes (*) Regional split definition in Appendix TRACTORS COMBINES NA EU SA RoW WW 0-140 HP Flat Flat – 5% Flat – 5% Flat – 5% Flat – 5% 140+ HP 10%+ 10%+ 5% - 10% Flat Flat – 5% 5% COMPACT AND SERVICE EQ. NA EU SA RoW WW Flat – 5% Flat 15% Flat Flat General Construction | Road building and site preparation General CE Flat 5% 10% 5% 5% R&S Flat 15% 5% 10% 5% - 10% TRUCKS > 3.5t BUSES - Flat 15% 5% - 10% 5% - 10% NA EU SA RoW WW LCV - 10% 20% Flat 5% - 10% M&H - 20% - 25% 15% 10% 15% - 20%

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP)

37

($mn)		Q4 2020					
		AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities
Consolidated Net income (loss)							**187**
Less:	Consolidated Income tax benefit (expense)						(28)
Consolidated Income (loss) before taxes							**215**
Less:	**Financial Services**						
	Financial Services Net income						60
	Financial Services Income taxes						9
Add back of the following Industrial Activities items:							
	Interest expenses, net of interest income and eliminations						63
	Foreign exchange (gains) losses, net						23
	Finance and non-service component of Pension and other post-employment benefit costs (1)						99
Adjustments for the following Industrial Activities items:							
	Restructuring expenses	4	4	7	15	-	30
	Other discrete items(2)	-	-	24	-	1	25
	Nikola investment fair value adjustment	-	-	-	-	134	134
Adjusted EBIT of Industrial Activities		**379**	**10**	**110**	**110**	**(89)**	**520**

(1) In the three months ended December 31, 2020, this item includes the pre-tax gain of $29 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the three months ended December 31, 2020, this item also includes a pre-tax non-cash settlement charge of $124 million, resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.

(2) In the three months ended December 31, 2020, this item includes the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions

CNH INDUSTRIAL Q4 & FY 2020 Results Review February 3rd, 2021

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP)

38

($mn)		Q4 2019					
		AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities
Consolidated Net income (loss)							**120**
Less:	Consolidated Income tax benefit (expense)						10
Consolidated Income (loss) before taxes							**110**
Less:	**Financial Services**						
	Financial Services Net income						93
	Financial Services Income taxes						19
Add back of the following Industrial Activities items:							-
	Interest expenses, net of interest income and eliminations						101
	Foreign exchange (gains) losses, net						17
	Finance and non-service component of Pension and other post-employment benefit costs (1)						105
Adjustments for the following Industrial Activities items:							-
	Restructuring expenses	14	(4)	17	2	1	30
	Other discrete items(2)	-	-	47	-	3	50
Adjusted EBIT of Industrial Activities		**236**	**3**	**3**	**84**	**(25)**	**301**

(1) In the three months ended December 31, 2019, this item includes the pre-tax gain of $29 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the three months ended December 31, 2019, this item also includes a pre-tax non-cash settlement charge of $112 million, resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.

(2) In the three months ended December 31, 2019, this item mainly included other asset optimization charges for $30 million due to actions included in the "Transform2Win" strategy.

CNH INDUSTRIAL

Q4 & FY 2020 Results Review

February 3rd, 2021

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP)

39

($mn)	FY 2020 AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities
Consolidated Net income (loss)						**(438)**
Less: Consolidated Income tax benefit (expense)						50
Consolidated Income (loss) before taxes						**(488)**
Less: Financial Services						
Financial Services Net income						249
Financial Services Income taxes						83
Add back of the following Industrial Activities items:						
Interest expenses, net of interest income and eliminations						244
Foreign exchange (gains) losses, net						45
Finance and non-service component of Pension and other post-employment benefit costs (1)						14
Adjustments for the following Industrial Activities items:						
Restructuring expenses	13	9	11	16	-	49
Goodwill impairment charge					585	585
Other discrete items	176	72	313		8	569
Nikola investment fair value adjustment					(134)	(134)
Adjusted EBIT of Industrial Activities	**880**	**(184)**	**(109)**	**233**	**(268)**	**552**

(1) In the year ended December 31, 2020, this item includes the pre-tax gain of $119 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the year ended December 31, 2020, this item also includes a pre-tax non-cash settlement charge of $124 million, resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.

(2) In the year ended December 31, 2020, this item mainly includes impairment of intangible and other long-lived assets, asset optimization charges, and the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions.

CNH INDUSTRIAL
Q4 & FY 2020 Results Review
February 3rd, 2021

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP)

40

($mn)		FY 2019					
		AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities
Consolidated Net income (loss)							1,454
Less:	Consolidated Income tax benefit (expense)						271
Consolidated Income (loss) before taxes							**1,183**
Less:	**Financial Services**						
	Financial Services Net income						361
	Financial Services Income taxes						120
Add back of the following Industrial Activities items:							-
	Interest expenses, net of interest income and eliminations						282
	Foreign exchange (gains) losses, net						56
	Finance and non-service component of Pension and other post-employment benefit costs (1)						58
Adjustments for the following Industrial Activities items:							-
	Restructuring expenses	41	18	37	7	2	105
	Other discrete items(2)	-	-	182	-	5	187
Adjusted EBIT of Industrial Activities		**897**	**51**	**224**	**363**	**(145)**	**1,390**

(1) In the year ended December 31, 2019, this item includes the pre-tax gain of $119 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the year December 31, 2019, this item also includes a pre-tax non-cash settlement charge of $112 million, resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.

(2) In year ended December 31, 2019, this item mainly included other asset optimization charges for $165 million due to actions included in the "Transform2Win" strategy.

CNH INDUSTRIAL

Q4 & FY 2020 Results Review

February 3rd, 2021

Q4 & FY 2020

41

Reconciliation of Adj. net income and Adj. income tax benefit (expense) to Net Income (loss) and Income tax benefit (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP

($mn)

FY 2020	FY 2019		Q4 2020	Q4 2019
(438)	**1,454**	**Net income (loss)**	**187**	**120**
1,051	320	Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	261	195
24	-	Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates (*)	24	-
(200)	(596)	Adjustments impacting Income tax benefit (expense) (b)	(40)	(36)
437	**1,178**	**Adjusted net income**	**432**	**279**
379	1,141	Adjusted net income attributable to CNH Industrial N.V.	409	270
1,352	1,354	Weighted average shares outstanding – diluted (million)	1,353	1,351
0.28	**0.84**	**Adjusted diluted EPS ($)**	**0.30**	**0.20**
(505)	**1,170**	**Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates**	**230**	**107**
1,051	320	Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	261	195
546	**1,490**	**Adjusted income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)**	**491**	**302**
50	**271**	**Income Tax benefit (expense)**	**(28)**	**10**
(200)	(596)	Adjustments impacting Income tax benefit (expense) (b)	(40)	(36)
(150)	**(325)**	**Adjusted income tax benefit (expense) (B)**	**(68)**	**(26)**
27%	**22%**	**Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)**	**14%**	**9%**

(*) This item includes the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances on deferred tax assets and restructuring actions.

CNH INDUSTRIAL

Q4 & FY 2020 Results Review

February 3rd, 2021

Q4 & FY 2020 ($mn) Reconciliation of Adj. net income and Adj. income tax benefit (expense) to Net Income (loss) and Income tax benefit (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP FY 2020   FY 2019   Q4 2020   Q4 2019           (a) Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates         (134) - Nikola investment fair value adjustment 134 - 49 109   Restructuring expenses 30 31 (119) (119) Pre-tax gain related to the modification of a healthcare plan in the U.S. (29) (29) 125 116 Pre-tax settlement charge related to the purchase of annuity contracts to settle a portion of U.S. pension obligations 125 116 585 -   Goodwill impairment charge - - 255 - Other assets impairment charges - - - 27 Cost of repurchase/early redemption of notes - 27 282 165   Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments - 30 8 22 Other discrete items 1 20 1,051 320 Total 261 195       (b) Adjustments impacting Income tax benefit (expense) (106) (53) Tax effect of adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (32) (28) (82) (539) Adjustment to valuation allowances on deferred tax assets - - (12) (4) Other (8) (8) (200) (596)   Total (40) (36)

Capex (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Q4 2020 Q4 2019 FY 2020 FY 2019 Investments in property, plant and equipment, and intangible assets (1) 253 310 481 633 Breakdown by Category NEW PRODUCT & TECHNOLOGY 43% 44% 47% 44% MAINTENANCE & OTHER 54% 53% 51% 53% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 3% 3% 2% 3% Breakdown by Segment AGRICULTURE 33% 33% 39% 37% CONSTRUCTION 9% 7% 9% 7% COMMERCIAL & SPECIALTY VEHICLES 34% 43% 33% 41% POWERTRAIN 24% 17% 19% 15% ($mn)

Reconciliation of Total Debt to Net Debt (US GAAP)

44

($mn)

	Consolidated		Industrial Activities		Financial Services	
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Third party debt	26,053	24,854	7,271	5,226	18,782	19,628
Intersegment notes payable	-	-	1,017	1,332	856	1,120
Total Debt (1)	**26,053**	**24,854**	**8,288**	**6,558**	**19,638**	**20,748**
Less:						
Cash and cash equivalents	8,785	4,875	8,017	4,407	768	468
Restricted cash	844	898	99	120	745	778
Intersegment notes receivable	-	-	856	1,120	1,017	1,332
Other current financial assets(2)	94	58	94	58	-	-
Derivatives hedging debt	8	(1)	8	(1)	-	-
Net debt / (Cash) (3)	**16,322**	**19,024**	**(786)**	**854**	**17,108**	**18,170**

(1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,017 million and $1,332 million as of December 31, 2020 and 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $856 million and $1,120 million as of December 31, 2020 and 2019, respectively.

(2) This item includes short-term deposits and investments towards high-credit rating counterparties.

(3) The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $(161) million and $(212) million as of December 31, 2020 and 2019, respectively

CNH INDUSTRIAL

Q4 & FY 2020 Results Review

February 3rd, 2021

From Total Debt to Net Industrial Debt

45

($mn)	Dec 31, 2020	Dec 31, 2019
Total (Debt) [(1)]	**(26,053)**	**(24,854)**
Financial Services Third Party Debt	18,782	19,628
Intersegment Note Payables	(1,017)	(1,332)
Intersegment Note Receivables	856	1,120
Cash and cash equivalents	8,017	4,407
Restricted cash	99	120
Other current financial assets [(2)]	94	58
Derivatives hedging debt	8	(1)
Net Industrial (Debt) / Cash [(3)]	**786**	**(854)**

(1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,017 million and $1,332 million as of December 31, 2020 and 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $856 million and $1,120 million as of December 31, 2020 and 2019, respectively.
(2) This item includes short-term deposits and investments towards high-credit rating counterparties.
(3) The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $(161) million and $(212) million as of December 31, 2020 and 2019, respectively

	Q4 2020	Q4 2019
Net (debt)/cash of Industrial Activities at beginning of period	**(1,544)**	**(2,370)**
Adjusted EBIT of Industrial Activities	520	301
Depreciation and Amortization	169	165
Depreciation of assets under operating leases and assets sold with buy-back commitments	86	75
Cash interest and taxes	(35)	(60)
Changes in provisions and similar[(1)]	(60)	(70)
Change in working capital	1,964	1,617
Operating cash flow of Industrial Activities	**2,644**	**2,028**
Investments in property, plant and equipment, and intangible assets[(2)]	(253)	(310)
Other changes	(26)	(7)
Free cash flow of Industrial Activities	**2,365**	**1,711**
Capital increases and dividends[(3)]	(4)	(15)
Currency translation differences and other	(31)	(180)
Change in Net debt of Industrial Activities	2,330	1,516
Net (debt)/cash of Industrial Activities at end of period	**786**	**(854)**

(1) Including other cash flow items related to operating lease and buy-back activities.
(2) Excluding assets sold under buy-back commitments and assets under operating leases.
(3) Including share buy-back transactions.

CNH INDUSTRIAL

Q4 & FY 2020 Results Review

February 3rd, 2021

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP ($mn) Q4 2020 Q4 2019 FY 2020 FY 2019 Net cash provided by (used in) Operating Activities 2,766 1,970 5,529 1,826 Less: Cash flows from Operating Activities of Financial Services net of eliminations 256 220 (2,214) (485) Change in derivatives hedging debt of Industrial Activities and other (24) 2 (15) 7 Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities (354) (164) (687) (568) Operating cash flow of Industrial Activities 2,644 2,028 2,613 780 Investments in property, plant and equipment, and intangible assets of Industrial Activities (253) (310) (481) (633) Other changes (1) (26) (7) (206) (126) Free cash flow of Industrial Activities 2,365 1,711 1,926 21 (1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments

Debt Maturity Schedule | Breakdown Note: Numbers may not add due to rounding Note: Numbers may not add due to rounding Outstanding Dec 31, 2020 2021 2022 2023 2024 2025 Beyond 3.4 Bank Debt 1.8 0.8 0.3 0.2 0.1 0.1 10.4 Capital Market 1.9 1.3 1.7 1.5 1.0 3.1 0.4 Other Debt 0.1 0.2 0.0 0.0 0.0 0.0 14.1 Cash Portion of (Debt) Maturities 3.9 2.3 2.0 1.7 1.1 3.2 (9.7) Cash & Cash Equivalents (0.8) of which restricted cash (6.1) Undrawn Committed credit lines (15.9) Total Available Liquidity ($mn)

Q4 2020 | Debt Maturity Schedule Industrial Activities Financial Services Bank Debt Capital Market Other (0.7) (1.1) (1.1) (0.9) (0.9) (2.6) 2021 2022 2023 2024 2025 Beyond (3.2) (1.3) (0.9) (0.7) (0.2) (0.6) 2021 2022 2023 2024 2025 Beyond

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Q4         2017 2018 2019 2020             MKT SHARE(1) Light (3.5-7.49t) 16.4% 13.5% 13.4% 12.7% M&H (≥7.5t) 9.5% 6.6% 7.6% 9.0%   Europe (*) 13.6% 11.0% 11.5% 11.5% B-TO-B Light (3.5-7.49t) 1.02 0.94 0.92 0.93 M&H (≥7.5t) 0.91 0.97 1.03 1.05   Europe 0.99 0.94 0.95 0.96           Δ 17/18 Δ 18/19 Δ 19/20         MKT SHARE(1) Light (3.5-7.49t)   (2.9) p.p. (0.1) p.p. (0.7) p.p. M&H (≥7.5t)   (2.8) p.p. 1.0 p.p. 1.4 p.p.   Europe (*)   (2.7) p.p. 0.5 p.p. 0.0 p.p. ORDERS Light (3.5-7.49t)   (9.6)% (9.0)% 10.9% M&H (≥7.5t)   (25.1)% 8.2% 11.0%   Europe   (13.9)% (4.9)% 10.9% DELIVERIES Light (3.5-7.49t)   (1.9)% (6.6)% 9.6% M&H (≥7.5t)   (29.5)% 1.3% 9.3%   Europe   (10.1)% (4.8)% 9.5%

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) FY         2017 2018 2019 2020             MKT SHARE(1) Light (3.5-7.49t) 15.0% 13.9% 13.2% 11.5% M&H (≥7.5t) 9.4% 7.6% 6.6% 8.8%   Europe (*) 12.8% 11.6% 10.9% 10.7% B-TO-B Light (3.5-7.49t) 1.03 0.99 0.98 1.20 M&H (≥7.5t) 1.03 0.92 1.02 1.17   Europe 1.03 0.98 0.99 1.19           Δ 17/18 Δ 18/19 Δ 19/20         MKT SHARE(1) Light (3.5-7.49t)   (1.1) p.p. (0.7) p.p. (1.7) p.p. M&H (≥7.5t)   (1.8) p.p. (1.0) p.p. 2.2 p.p.   Europe (*)   (1.3) p.p. (0.7) p.p. (0.2) p.p. ORDERS Light (3.5-7.49t)   0.6% (3.5%) (5.7%) M&H (≥7.5t)   (26.6%) (2.5%) 3.2%   Europe   (7.4%) (3.3%) (3.6%) DELIVERIES Light (3.5-7.49t)   4.0% (1.9%) (22.9%) M&H (≥7.5t)   (18.6%) (11.6%) (9.8%)   Europe   (2.7%) (4.3%) (19.9%)

Geographic Information The composition of our regions part of the geographic information is as follow: North America: United States, Canada and Mexico; Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans; South America: Central and South America, and the Caribbean Islands; and Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and African continent and Middle East. Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined as: Europe (the EU 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); South America (Brazil, Argentina and Venezuela) and RoW (Russia, Turkey, South East Asia, Australia, New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Adjusted EBIT of Industrial Activities: is defined as net income (loss) before income taxes, Financial Services results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Debt and Net Debt / (Cash) of Industrial Activities: Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparts) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt / (Cash) of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations. Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparts). Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 Giovanni Somajni – Investor Relations Europe ( +44 (207) 76 - 60369